SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 14D-1
                              AMENDMENT NO. 13
   TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES
                            EXCHANGE ACT OF 1934

                                    AND

                                SCHEDULE 13D
                              AMENDMENT NO. 13
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             CIRCON CORPORATION
                         (NAME OF SUBJECT COMPANY)

                           USS ACQUISITION CORP.
                     UNITED STATES SURGICAL CORPORATION
                                 (BIDDERS)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE

                       (TITLE OF CLASS OF SECURITIES)

                                172736 10 0
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                              THOMAS R. BREMER
                           USS ACQUISITION CORP.
                   C/O UNITED STATES SURGICAL CORPORATION
                             150 GLOVER AVENUE
                         NORWALK, CONNECTICUT 06856
                         TELEPHONE: (203) 845-1000
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                              with a copy to:

                           PAUL T. SCHNELL, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                         TELEPHONE: (212) 735-3000



          United States Surgical Corporation, a Delaware corporation ("Parent"), and USS Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Parent, hereby further amend and supplement their Statement on Schedule 14D-1 ("Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on August 2, 1996, as amended by Amendment No.1 dated August 16, 1996, Amendment No. 2 dated August 20, 1996, Amendment No. 3 dated August 20, 1996, Amendment No. 4 dated August 30, 1996, Amendment No. 5 dated September 17, 1996, Amendment No. 6 dated September 18, 1996, Amendment No. 7 dated October 1, 1996, Amendment No. 8 dated December 16, 1996, Amendment No. 9 dated December 18, 1996, Amendment No. 10 dated February 14, 1997, Amendment No. 11 dated June 16, 1997 and Amendment No. 12 dated July 15, 1997 with respect to the Purchaser's offer to purchase up to 973,174 shares of Common Stock, par value $0.01 per share (the "Shares"), of Circon Corporation, a Delaware corporation (the "Company"), together with any associated preferred stock purchase rights (the "Rights"), at a price of $14.50 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 2, 1996 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto, dated December 18, 1996 (the "First Supplement") and the Second Supplement thereto, dated June 16, 1997 (the "Second Supplement"), and the revised Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").
     This Amendment No. 13 to Schedule 14D-1 also constitutes Amendment No. 13 to the Statement on Schedule 13D of the Purchaser and Parent. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

          Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in Schedule 14D-1 or in the Offer to Purchase and Supplement referred to therein.

     ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          Item 6 is hereby amended and supplemented by the following:

          (a) - (b) The Offer expired in accordance with its terms at 12:00 Midnight, New York City time, on July 14, 1997. In connection therewith, Purchaser accepted for payment 973,174 Shares at a price of $14.50 per share, representing approximately 7.3% of the outstanding Shares. The final proration factor is 21.580386%. Payment for Shares accepted for payment will commence promptly hereafter.


                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  July 22, 1997

                                     USS ACQUISITION CORP.

                                     By: /s/ THOMAS R. BREMER
                                         Name:  Thomas R. Bremer
                                         Title: President

                                     UNITED STATES SURGICAL
                                     CORPORATION

                                     By: /s/ THOMAS R. BREMER
                                         Name:  Thomas R. Bremer
                                         Title: Senior Vice President and
                                                General Counsel